Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
PROPOSAL NO. 1: To approve certain amendments to the Company’s Articles of Association, including, among other things: (i) changing the Company’s name to “Enlivex Ltd.” or to such other name containing the word “Enlivex” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies; (ii) establishing a classified Board of Directors consisting of three classes of directors (excluding external directors), with staggered three-year terms of office; and (iii) approving an increase in the Company’s authorized share capital.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 2(a): To approve certain amendments to the exemption and indemnification agreement issued by the Company to each of its directors and Mr. Oren Hershkovitz, the Company’s Chief Executive Officer.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 2(b): To approve certain amendments to the exemption and indemnification agreement issued by the Company to Mr. Oren Hershkovitz, the Chief Executive Officer	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 3: To approve the grant of an equity bonus, in the form of restricted share units, to the Company’s Executive Chairman.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 4: To approve a reverse share split of the Company’s ordinary shares at a ratio within a range of not less than 1-for-2 and not more than 1-for-20, and to authorize the Board of Directors of the Company to determine the final ratio, to be effective on a date to be determined by the Board of Directors within 12 months following the meeting and announced by the Company, and to amend the Company's Articles of Association accordingly.	FOR	AGAINST	ABSTAIN
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The undersigned hereby acknowledges receipt of the Notice of the Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.
____________________________	__________________________________	_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting on Proposals No. 2(b) and No. 3, will be deemed to have confirmed that such shareholder, and any related party thereof, does not have a personal interest (as defined in the Proxy Statement) in Proposals No. 2(b) and No. 3, unless the shareholder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on Tuesday, February 3, 2026. Any such written notice must be sent to the Company via registered mail at the Company’s offices; Attention: Shachar Shlosberger, Chief Financial Officer.

ENLIVEX THERAPEUTICS LTD.

Extraordinary General Meeting of Shareholders to be held on February 3, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Enlivex Therapeutics Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at an Extraordinary General Meeting of Shareholders of the Company, to be held at the offices of the Company at 14 Einstein Street, Ness Ziona 7403618, Israel on Tuesday, February 3, 2026, at 7:00 p.m. (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)